UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hardinge Inc.

File No. 5-20073 - CF#35927

Privet Fund LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Schedule 13D/A filed on April 25, 2018 relating to its beneficial ownership of common stock of Hardinge Inc.

Based on representations by Privet Fund LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1   through February 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary